Exhibit 8.1

List of subsidiaries

Place of Incorporation
Subsidiaries
Xinwei Solar Engineering and Construction (Suzhou) Co., Ltd.	China
Xinyu Xinwei New Energy Co., Ltd.	China
Sinsin Renewable Investment Limited	Greece
Gonghe County Xinte Photovoltaic Co., Ltd.	China
SPI Renewables Energy (Luxembourg) Private Limited Company S.a.r.l. (formerly known as CECEP Solar Energy (Luxembourg) Private Limited Company (S.a.r.l.)) and Italsolar S.r.l.	Luxembourg, Italy
Solar Juice Pty Ltd.	Australia
Solarbao E-commerce (HK) Limited	Hong Kong
Jiangsu Solarbao Leasing Co., Ltd.	China
Yanhua Network Technology (Shanghai) Co., Ltd.	China
SPI Solar Japan G.K.	Japan
Solar Power Inc UK Service Limited	United Kingdom

Variable Interest Entities
Shanghai Meijv Network Technology Co., Ltd.	China
Lv Neng Tao E-Commerce (Suzhou) Co., Ltd.	China